FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         August, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 26th day of August, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

DOUGLAS MASON SETTLES PROCEEDINGS
WITH THE BRITISH COLUMBIA SECURITIES COMMISSION

VANCOUVER, B.C., AUGUST 26, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) has been advised by Douglas Mason, the Company’s President and Chief Executive Officer and a Director, that he has entered into a settlement agreement (the “Settlement”) with the British Columbia Securities Commission (the “Commission”). By News Release dated November 3, 2000, the Company first announced that the Commission had issued a Notice of Hearing dated October 31, 2000, making certain allegations against Mr. Mason. The matters referred to in the Notice of Hearing related to Mr. Mason’s connection with a trust established and administered under the laws of the Island of Jersey. Details of the Settlement between Mr. Mason and the Commission can be found at the Commission’s website. The Company is pleased to report that the Settlement permits Mr. Mason to continue in his role as the Chief Executive Officer and President and a Director of the Company.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen-enhanced water beverage and Tré Limone® sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Bruce E. Morley”
Bruce E. Morley, Chief Legal Officer

For further information please contact:

Valerie Samson, Manager, Communications
E-mail: vsamson@clearly.ca
Clive Shallow, Manager, Shareholder Relations
E-mail: cshallow@clearly.ca
Telephone: 800/663-5658 (USA) or 800/663-0227 (Canada)
CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.